

Blue World VOYAGES

ACTIVE LIFESTYLE CRUISING

Blue World Voyages LLC ("Blue World" or the "Company"), headquartered in Miami, FL, seeks to raise equity to create a 5-star cruise line catering to active, healthy adults, and those looking to improve lifestyle choices. Projected launch date for its initial vessel is May 2019. An aggressive growth strategy calls for a total of 3 or more ships in operation within 5 years. Additional ships are slated for Asia and South America.



Positioning Statement

Blue World Voyages is the first cruise organization fully dedicated to active athletic, healthy lifestyles and personal discovery throughout the cruise experience.

Mission Statement

Our company is dedicated to serving the active, athletic and healthy lifestyles of our passengers, staff, and crew.

EXECUTIVE SUMMARY

 Blue World Voyages is tapping the enormous growth market for healthy and active living vastly under served by the cruise industry today

 Its distinctive first mover cruise offering is dedicated entirely to active ,athletic, healthy lifestyles and personal discovery

 Market performance is driven by innovative, health and fitness marketing partnerships, athletic affinity groups, and targeted owner/investor sales strategies combining to tap more than 42 million healthy living prospects

 Resulting in an exciting conservative, low risk travel investment opportunity with superior three ship returns in the range of 52% over five years

LARGE AND GROWING OPPORTUNITY





Massive Active Market



Concerned About Health and Wellness



Large ship omnibus driven growth



Provides opening for focused specialty concept

Cruisers are increasingly interested in specialty cruises. With 42-milion health-conscious adult ages 35-65 in the U.S. alone, we have a large pool of potential customers.

$45.6
Billion
2018 Cruise Market Size

21%
Growth in Specialty cruise market each year
for the last 5 years

42
Million
U.S health-conscious consumers
ages 35–65

Sources: U.S. Consumer Perspectives and Trends in Sustainability 2015

INTERESTED IN ACTIVITY AND WELLNESS

Millennials Are Most Focused on Health & Wellness



Enjoy Spa Treatments

Consider Physical Appearance Very Important

Exercise Regularly

● Millennial   ● Non-Millennial

Wellness Is Increasingly Important to Cruisers



Spa and Salon Services

Sporting Facilities

Casino and Gaming

Health Club and Gym

Specialty Restaurants

● Cruisers Actually Used   ● Cruisers Consider Important

Sources: CLIA, Global Wellness Institute.

LARGE SHIP "OMNIBUS" GROWTH LEAVES OPENING FOR SPECIALTY FOCUSED CONCEPT

Global Cruise Orderbook

Orderbook in Ships and Berths (000s)

Berths Per Ship   ● <1,000   ● <1,000–2,999   ● <3,000+



Each block is a ship on order

2018	**2019**	**2020**	**2021**	**2022**	**2023+**
39.2%	42.3%	40.6%	37.6%	36.7%	47.5%

New Ships   16   24   16   13   13   12

Destination Spas / Resort	One location / No exploration
Large Cruise Ships (1000+)	Crowds compete with/dilute focused healthy agenda
Land Based Vacations	Inconvenient exploration / Logistics

Sources: Cruise industry news, interviews.

INNOVATIVE PRODUCT AND MARKETING

Innovative first mover product strategy focused on active lifestyles.

Supported by creative, focused fitness and athletic activity marketing partnerships.

And lucrative direct sales tactics targeted at:

- Theme Charters
- Investor / Founders
- Owners Residences

A luxury product with a hyper focus on active athletic, healthy lifestyles on board and ashore.

CATEGORIES	RELATIVE POSITION	COMMENTS	KEY POINT OF DIFFERENCE	COMPETITION COMMENTS
Emotion / Attitude	◕	Assertive, In Control, Self Actualized		Varied / Unclear
Formality / Shipboard				
Design	◕	Forward, Contemporary, Nautical Design		Most Competition is Luxury vs. Casual Sophistication
Cabins	◒	Competitive Size and Design		Hard to Compete on Cabin Design / Look
Spa	◒	Competitive with Top Tier		Spas Now a Common Amenity
Cuisine / Dining	●	Quality / Healthy, Less Formal	★	Healthy Cuisine / Strong, Unexploited Niche
Sports	●	Best / Most Diverse Afloat	★	"Active" Athletic An Unexploited Niche
Casino	◒	Competitive Option		Commonly Available
Shoreline / Excursion	●	Diverse / Activity Driven, Unique in Choices	★	"Active" Shorex an Opportunity
Itineraries	◕	Unusual / Exploratory		Exploratory / Discovery, A Growth Niche Now
Size	●	Small Size Vessel Relative to Facilities and Services	★	Vessel Size can Spilt Between Large and Too Small
Passengers	◕	300 PAX of "One Mind"		Varied in Larger Ships Smaller Ships More Homogeneous
Pricing / Packaging	◕	Substantial Inclusiveness for Total Healthy / Activity Experience Specialty Activity Priced Separately		Basic Activity Product Few Athletic Specialties

…with largest activity facilities per passenger afloat


HANK HANEY PRO

Two full decks of fitness and wellness


SMOOTHIES
BOOSTER SHOTS
HOT DRINKS

Most extensive spa facilities per person afloat



With diverse outdoor facilities

14



…and sports options

Wide range of healthy menu options





ACTIVE SHORE EXCURSIONS







CREATES A PRODUCT FOCUSED ON ACTIVE LIFESTYLES



	CRUISE MEDIAN	
Casual		Formal
Contemporary		Traditional
Healthy		Indulgent
Athletic		Sedentary
Active Exploratory		Passive Escorted
Less Traveled		More Common
Generous Space		Crowded

RESULTING IN A SINGLE FOCUSED MISSION

1 **One Mind / One Body**

Committed passengers and staff

2 **Healthy menu options**

3 **Active Shorex**

4 **More activity space / passengers**



Sophisticated, relaxed, environment committed to healthy athletic active lifestyles and personal discovery.











INNOVATIVE MARKETING PARTNERSHIPS

Unique athletic / activity focus makes Blue World attractive to a host of media /marketing partners to drive revenue / publicity

WELL + GOOD

SAMPLE PARTNERSHIP AGREEMENT

- Online / Print Coverage
- Commission Revenue for credited passengers
- Sponsored theme cruises

8 POSES FOR A HEALTHY, PAIN-FREE BACK
yoga
JOURNAL
STRETCH & STRENGTHEN
Your core, back, and hips
16 POSES FOR CALM & FOCUS
CORE STRENGTH
Smart ways to build it
Sequences to try at home
PLUS!
Yoga philosophy for real life
TOO TIGHT TO PRACTICE?
THESE POSES CAN HELP
eBook3000.biz

SPRING BREAK!
Outside
The Good Life
Stay Fit.
Eat Great.
Keep It Simple.
HERE'S THE PLAN.

A 7-POINT
BUILDIN
AND SHAPING YOUR SHOTS
HANK HANEY'S
ESSENTIALS OF THE SWING

GAIAM®

DIRECTLY TAPPING AN ENORMOUS MARKET OF MOTIVATED POTENTIAL ACTIVE CRUISERS AT LOW COST

TARGET*	AUDIENCE SIZE
Well + Good	8M
Hank Haney Golf	2M
Gaiam	2.5M
Runners World	2M
Outside Magazine	2.5M

*partial list of active target partners

OWNER/INVESTOR SALES STRATEGY

Targeted approach to crowd fund investors and sales of owners residences builds an early following of brand ambassadors jumpstarting load factors and initial concept funding

CROWD FUNDING INVESTORS

Crowd fund efforts builds early awareness and a large base of committed cruisers as part of a 5000 member Blue World Voyages Founders Club

TARGET OUTREACH	20.5 Million
INVESTMENT RANGE	$500 –1000/ per person
TARGET MEMBERS	5000
TARGET DOLLARS	5 million

ALL INVESTORS WILL BECOME MEMBERS OF OUR "FOUNDERS CLUB"

FOUNDERS CLUB BENEFITS INCLUDE:

- $150 on-board Sports & Spa credit each time you sail with us
- Early Booking Privileges
- Founders Club Sail Away Party
- Cabin Upgrades (when available)

You must redeem these discounts within 24 months of our inaugural sailing. Cruise discounts are transferable, but must be used within 24 months. Those investors who qualify for free cruises will sail in our standard cabins.

OWNERS CLUB INVESTORS

Sales of 26 residences provides a substantial base of growth capital and a loyal early base of owner /cruisers.

A committed group of important loyalists with benefits of the owners club.

BWV Owners Suites Sales – Financial Model

Assumptions:	Sq. Feet	Price	Qty.	Build-Out Cost	Sales Cost
One Bedroom Suite	650	$2,200,000	16	$300,000	6%
Two Bedroom Suite	850	$3,200,000	10	$400,000	6%

Revenues:					
Total Revenues		$67,200,000			

Expenses					
Build-Out				$8,800,000	
Sales Cost (Commissions)				$5,734,000	
Legal				$210,000	
Marketing, PR, Sales				$1,719,000	
Total Expenses				**$16,463,000**	

Projected Net Funding from Owners Suite Sales				**$50,737,000**	





INVESTOR OWNER / PARTNERS

Together crowd fund investors and owners residences form an important early loyalty and capital base **lowering start up risk.**

	MEMBERS	CAPITAL
Blue World FOUNDERS CLUB	5000	~$5.0
+ Blue World OWNERS CLUB	26	~$50.0
	4000 – 5000	**$55.0**

With commitment and incentives to continue loyalty over time.

USE OF FUNDS	SOURCE OF FUNDS
SHIP PURCHASE $30–35M	SEED LOANS $.35M
	NET CROWDFUNDED INVESTMENTS $4.25M
REFIT $26M	NET OWNER'S SUITE SALES $50.7M
OPERATING CAPITAL $20M	SHIP FINANCING $10M
	TRADITIONAL EQUITY $15M
TOTAL $76–81M	TOTAL $80.3M

CONSERVATIVE ASSET INVESTMENT AND PRICING







Acquiring and renovating existing ships lowers investment costs and break even

Allowing for lower / all inclusive structures vs luxury competitors

Creating a smaller distinctive high value ship with attractive returns

CONSERVATIVE ASSET MANAGEMENT

Blue World expects to deliver a focused small ship luxury experience with a conservative asset acquisition and operating strategy

	BLUE WORLD EXISTING	LUXURY INDUSTRY NEW
Acquisition Cost/ per berth	165K	$600+
Pricing (ppd)	$475 INCLUSIVE	$700+
Target Load Factor	80%+	95%+
Deployment	3 ships	Multiple ships
Size	300	500–1,000
Services	outsourced	outsourced

STRONG / EXPERIENCED MANAGEMENT

Blue World Management has significant experience across all facets of the concept strategy and execution. Including cruise, hospitality, spa and fitness.

Development Management



Gene Meehan
Founder and Chairman
Health, fitness and spa entrepreneur for over 30 years.
Competitive rower, climber and golfer.



Mike Carrol
V.P. Planning & Development
Appointed by President Obama as Inspector General of USAID. Tennis and golf.



Brian O'Neill
Creative Director
Launched iconic brands like Kia Motors, EA Sports and Dell Computer. 8 time CLEO award winner.
Sport fishing and Cubaphile.

Executive Management



John B. Richards
Co Founder & CEO
Former President of Starbucks, EVP Four Seasons Hotels, CEO Elizabeth Arden RD
Fitness Training, Golf Tennis



Diane Trieste
VP Wellness
Director, product development, Canyon Ranch, Tuscan AZ, Lennox, MA, Las Vegas, NV and Canyon Ranch at Sea Canyon Ranch Living Facilities.
Hiking and Cycling.



Fredy Dellis
Co-Founder
Former President and CEO The World At ResidenSea
Developed the first luxury residential ship concept, "The World"and successfully sold residences to UHNW individuals.
Cyclist.



Hal Gassenheimer
CFO
Harvard MBA, Former Treasurer of Cunard and Seabourn Cruise Line.
Squash and speed walking.

Advisory Board



Tim Andriola
Blue World Executive Chef
Tim has trained and worked in some of the most prestigious kitchens in the U.S., including Chez Panisse, Charlie Trotter's, and Tra Vigne. He specializes in farm to table cuisine.



Joyce Landry
CEO Landry & Kling
L&K is the largest cruise ship charterer in the US. Joyce was inducted into the "Cruise Industry Hall of Fame" in 2006. Competitive rowing, meditation and yoga.

YIELDING ATTRACTIVE RETURNS

Investors are projected to earn 52% annual return based on a 3 ship model and exit in 5 years

FINANCIAL SUMMARY						
	Pre Launch	**2019**	**2020**	**2021**	**2022**	**2023**
Vessel 1		$27,716	$45,756	$51,187	$51,939	$56,057
Vessel 2			$34,270	$50,402	$53,772	$56,202
Vessel 3					$38,963	$50,112
Total Revenue		$27,716	$80,026	$101,589	$144,674	$162,371
Operating Expenses						
Ship Operating Expenses		$19,536	$54,438	$64,218	$90,586	$107,491
Sales, General & Administrative	$2,936	$8,973	$13,790	$16,680	$23,523	$22,934
Net Income*	$(2,936)	$(794)	$7,778	$16,278	$23,156	$24,511
EDITDA	$(2,937)	$1,695	$20,145	$30,654	$45,778	$52,738
Cash & Equivalents	$24,039	$32,054	$42,912	$64,600	$86,373	$113,740
Property & Equipment, net	$31,000	$123,511	$114,666	$179,306	$173,126	$161,636
Long Term Debt	$30,000	$81,917	$78,250	$126,200	$118,238	$109,614
Equity	$20,539	$71,547	$79,328	$117,106	$141,261	$165,762

Levered IRR 52%*

STRATEGY SUMMARY



MARKET	Product	Marketing	Funding	Assets	Value	Return
LARGE	Active Lifestyle	Fitness / Media Partnerships Theme charters	Loyalty Driven Owner	Low Cost	High inclusive	High